CUSIP No. G21107 100	13D/A	Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

CHINA CORD BLOOD CORPORATION

(Name of Issuer)

ORDINARY SHARES, $.0001 par value per share

(Title of Class of Securities)

G21107 100

(CUSIP Number)

Yuen Kam
48th Floor, Bank of China Tower,
1 Garden Road, Central,
Hong Kong S.A.R.
(852) 3605-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

April 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. G21107 100	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,248,983
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,248,983
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,248,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%(1)
14	TYPE OF REPORTING PERSON* CO

(1) Based upon 73,196,547 ordinary shares outstanding as of December 31, 2011.

CUSIP No. G21107 100	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS GOLDEN MEDITECH HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,248,983
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,248,983
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,248,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%(1)
14	TYPE OF REPORTING PERSON* CO

(1) Based upon 73,196,547 ordinary shares outstanding as of December 31, 2011.

CUSIP No. G21107 100	13D/A	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Amendment No. 3 ( “Amendment”) relates to the ordinary shares, par value $0.0001 (the “Ordinary Shares”), of China Cord Blood Corporation, a Cayman Islands corporation (the “Issuer” or “CCBC”). This Amendment is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited, a British Virgin Islands company (“GM Stem Cells”), and Golden Meditech Holdings Limited, a Cayman Islands company (“Golden Meditech” and, collectively with GM Stem Cells, the “Reporting Persons”).

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on July 9, 2009 and as amended by Amendment No. 1 thereto filed on June 23, 2011 and Amendment No. 2 thereto filed on September 30, 2011 (as so amended, the “Statement”) with the Securities and Exchange Commission by supplementing the Statement with the information set forth herein.

Item 5. Interest in Securities of the Company.

(a) Each of the Reporting Persons beneficially owns an aggregate of 30,248,983 Ordinary Shares, representing approximately 41.3% of the total issued and outstanding Ordinary Shares based on 73,196,547 shares outstanding as of December 31, 2011. Between September 28, 2011 and April 11, 2012, the Reporting Persons acquired an aggregate of 129,357 Ordinary Shares through several open market purchases.

(b) None of the Reporting Persons share voting or dispositive power over any shares of Common Stock.

(c) The Reporting persons have not purchased or sold any Oridnary Shares in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-up agreement. The Reporting Persons entered into a lock-up agreement with KKR China Healthcare Investment Limited, a Cayman Islands limited company (“KKR Investor”) in connection with the issuance by the CCBC of certain senior unsecured convertible notes (the “Notes”) in the aggregate principal amount of $65,000,000 to KKR Investor.

Pursuant to this agreement, and subject to certain exceptions, until the earlier of (i) the maturity date of the Notes, and (ii) the date on which KKR Investor’s Investment Value (which means, outstanding principal amount of the Notes held by the Investor plus the product of the Ordinary Shares issued upon conversion of the Notes multiplied by the conversion price) is less than US$20,000,000, neither Reporting Person may, without KKR Investor’s prior written consent, (a) sell or otherwise transfer, or pledge or otherwise dispose of any equity securities in the Issuer that they own as of the date of the lock-up agreement or any right, title or interest attaching to the equity securities, (b) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of the equity securities in the Issuer that they own as of the date of the lock-up agreement or (c) engage in any hedging or other transaction that is designed, or which reasonably could be expected, to lead to or result in a sale or disposition of any equity securities in the Issuer that they own as of the date of the lock-up agreement. In addition, Golden Meditech may not directly or indirectly transfer any equity securities of GM Stem Cells that it holds as of the date of the lock-up agreement.

CUSIP No. G21107 100	13D/A	Page 5 of 6 Pages

If KKR Investor sells, transfers, assigns, disposes (including dispositions for no value), pledges or charges any Notes or shares issued upon conversion of the Notes in connection with a bona fide margin agreement or other loan or financing arrangement, the foregoing transfer restrictions will cease to apply at the time of such sale, transfer, assignment, disposition, pledge or charge to (i) 50% of the equity securities in the Issuer held by the Reporting Persons, as of the date of the lock-up agreement and (ii) 50% of the equity securities held by Golden Meditech in GM Stem Cells as of the date of the lock-up agreement, provided that GMHL continues to maintain direct control over GM Stem Cells at all times.

Item 7. Materials to be Filed as Exhibits.

Exhibit1.	Agreement as to Joint Filing of Schedule 13D*

Exhibit2.	Agreement and Plan of Merger, Conversion and Share Exchange dated as of November 3, 2008 (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-155579) filed with the Securities and Exchange Commission by Pantheon Arizona Corp. on April 8, 2009)

Exhibit3.	Lock-up Agreement dated as of April 12, 2012

*Previously filed.

CUSIP No. G21107 100	13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2012

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Title:	Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Tile:	Chairman and Chief Executive Officer